August 6, 2024

Shannon Davis

Division of Corporate Finance

Office of Finance

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re: Premier Financial Corp.

Form 10-K for Fiscal Year Ended December 31, 2023

Response Date July 23, 2024

File No. 000-26850

Dear Ms. Davis:

Premier Financial Corp. (Premier or the Company) hereby responds to your letter dated July 30, 2024 pertaining to your review of our response letter dated July 23, 2024 for comments regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023. For your convenience, we have repeated your comments in boldface below and followed the comment with our response.

Form 10-K for Fiscal Year Ended December 31, 2023 Loan Portfolio Composition, page 5

1.
Please refer to prior comment 1. As requested in our comment, please include these requested disclosures beginning with your next Form 10-Q, rather than in your future Form 10-K filings as asserted in your response, or tell us why you believe these disclosures are not required in your upcoming interim filings. Considering the significance of your commercial real estate (“CRE”) loan portfolio, it appears that these disclosures would represent material information relevant to an assessment of your CRE portfolio and should be disclosed pursuant to Item 303(a) of Regulation S-K. Additionally, please clarify for us why you are unable to disclose current loan-to-value ratios and occupancy rates related to your CRE loan portfolio “due to a lack of reliable data.”

Response: In future Form 10-K and 10-Q filings, management will disclose and quantify material geographic and industry concentrations for the Company’s CRE loan portfolio. The Company does not anticipate disclosing the loan-to-value ratios or occupancy rates at the portfolio level as the Company’s core data processing system is not designed to provide meaningful data at that level of detail.

2.
Please refer to prior comment 2. As requested in our comment, please include these disclosures beginning with your next Form 10-Q, rather than in your future Form 10-K filings as asserted in your response, or tell us why you believe these disclosures are not required. Refer to Item 305(b) of Regulation S-K.

Response: In future 10-K and 10-Q filings, management will enhance disclosure to provide additional details of risk management policies, procedures or other actions undertaken by management in response to the current environment regarding the Company’s CRE loans and borrowers.

Should you have any questions regarding this letter or the responses contained herein, please contact the undersigned at (419) 785-8700 or by e-mail at pnungester@yourpremierbank.com.

Sincerely,

/s/ Paul Nungester

EVP and CFO

Premier Financial Corp.